

Mail Stop 7010

June 7, 2007

David A. Luptak
Executive Vice President, General Counsel and Secretary
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, WV 26003

Re: Clayton Acquisition Corporation
          Registration Statement on Form S-4
          Filed on May 10, 2007
          File No. 333- 142822
          Wheeling-Pittsburgh Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2006
          Filed on March 20, 2007
          File No. 0-50300

Dear Mr. Luptak:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us what consideration, if any, has been given to the applicability of the tender offer rules with respect to the Put Rights.

Letter to Wheeling-Pittsburgh Stockholders

2.   Please make clear who will make the election of what stockholders receive.

Summary, page 1

3.   Under a separate heading, please briefly discuss the background to the merger, proxy
      contest, and change of control, so that stockholders understand better the reasons for the
      transaction, including why you structured it to include the purchase and put rights.

4.   Please disclose the approximate cost of the transaction, including the merger related
      transaction costs.

5.   Please describe in plain English the purpose of the Purchase Rights and the Put Election.
      For example, if true, explain that you intend to raise $200 million in equity for the
      company through the Purchase Rights offering, but if those rights are not exercised, then
      the FMA Stockholders are committed to put that equity in the company. Also explain that
      the Put Election provides stockholders with some protection against the prospect of New
      Esmark stock trading below $20 per share in the 10 day period after the closing of the
      merger.

6.   Please briefly describe the material differences in rights between the New Esmark and the
      Wheeling-Pittsburgh stockholders in this section.

Parties to the Agreement, page 1

7.   Please disclose that Esmark is not a public company.

8.   Please explain the purpose for the formation and mergers of WPC Merger Corporation
      and Esmark Merger, Inc. into Wheeling-Pittsburgh and Esmark, respectively.

Consideration, page 2

9.   Please briefly discuss the risks in choosing the different alternatives. For example, as you
      discuss on page 23, stockholders should not elect the Put Election to the extent the
      trading price at the time of the special meeting is greater than $20 per share.

10.   Please clarify that stockholders must complete the Election Form in order to receive the
      additional benefits provided by the Purchase Rights or the Put Election or they will
      forfeit these rights.

11.   Please provide an example of what each Esmark stockholder would receive for each
      share of stock based upon the most recent number of shares outstanding.

Recommendation of Wheeling-Pittsburgh's Board of Directors, page 5

12.   We note that members of Wheeling-Pittsburgh's board and management will receive benefits as a result of the merger. Where you include the board's recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the registration statement.

Interests of Wheeling-Pittsburgh's Directors and Executive Officers in the Combination, page 5

13.   Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Provide this information on an individual and group basis. Please make similar revisions on pages 24, 25, 77, and 78.

Material U.S. Federal Income Tax Consequences, page 8

14.   Please revise to clearly provide current disclosure regarding the tax consequences of the transaction to investors. For example, delete the words "expected" and "may" be required when discussing the tax consequences to the Wheeling-Pittsburgh shareholders. Disclose that these statements represent counsel's opinion and identify counsel. Please make similar revisions on page 15.

Questions and Answers about the Special Meeting, page 10

Q. What vote of Wheeling-Pittsburgh stockholders is required to approve the proposals?, page 10

15.   Please disclose the number of shares to be voted in favor of the transactions by agreements, arrangements or understandings with any other shareholders.

Risk Factors, page 23

Esmark and Wheeling-Pittsburgh will incur significant transaction . . ., page 24

16.   Please quantify the significant costs so that investors can assess the magnitude of the risk.

Background, page 53

17.   Please clearly state why Wheeling-Pittsburgh initially rejected a combination with Esmark in early 2006 and instead decided to go forward with a combination with CSN.

Opinion of Wheeling-Pittsburgh's Financial Advisor, page 68

18.   Supplementally provide us with the projections exchanged among and relied upon by the parties. Please also summarize this information and the underlying assumptions in the registration statement.

19.   Supplementally provide us with all materials, including the board book, provided by the financial advisors to Wheeling-Pittsburgh and Esmark. We may have additional comments following our review of these documents.

20.   Please describe how the results of each of the analyses relate to the consideration the stockholders will receive in the combination.

Material U.S. Federal Income Tax Consequences of the Combination, page 81

21.   Prior to the date the registration statement becomes effective, the tax opinions must be filed as exhibits. Therefore, please revise the language in this section to reflect that tax counsel has opined on the tax consequences and delete references to the "opinion will state."

22.   It is unclear whether you are doing a short-form or a long-form opinion. If this is a short-form opinion, then you must indicate here that the discussion is the opinion of counsel.

Tax Consequences to U.S. Holders of Wheeling-Pittsburgh Stock, page 83

23.   In the first paragraph, you must clearly provide current disclosure regarding the tax consequences of the transaction to investors. If counsel cannot opine on the tax consequences because it is uncertain whether the 80% threshold will be achieved, please describe in greater detail in this section, the Summary, and the Risk Factors why it is unknown whether the threshold will be achieved and the possible outcomes and risks to stockholders of that tax consequence.

24.   In the first sentence of the second paragraph, you cannot assume the legal conclusion underlying the opinion. Please revise.

Adjusted EBITDA, page 97

25.   We note your disclosure that Adjusted EBITDA provides additional information to your investors regarding your ability to incur additional indebtedness. This appears to indicate that Adjusted EBITDA is used as a liquidity measure and is therefore inconsistent with your disclosures on page 92 which focus on operating measures. Please revise as appropriate and ensure that you have reconciled EBTIDA and Adjusted EBITDA to the most directly comparable U.S. GAAP measure of liquidity.

Critical Accounting Policies and Estimates, page 101

26. Please revise your disclosure regarding the impairment of goodwill and indefinite-lived intangibles to provide some form of a sensitivity analysis that quantifies the impact of changes in your underlying assumptions. See Release No. 33-8350.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 105

27. To the extent that you have determined what your reportable segments will be as a combined entity, please revise your disclosures to include this information. If such a determination has not yet been made, please confirm to us that you will carefully consider the aggregation criteria in paragraph 17 of SFAS 131, including economic characteristics.

28. Please revise your disclosures to include a more comprehensive discussion regarding the assumptions you have used for the Put Rights and Purchase Rights for the purpose of preparing your pro forma financial statements. In this regard, please disclose why you have assumed that existing stockholders of Wheeling-Pittsburgh would not exercise any of the Put Rights and how you estimated the number of shares that would be issued as a result of the Purchase Rights. In addition, please include a discussion on the range of possible results that may occur due to these Put Rights and Purchase Rights. Reference Article 11 of Regulation S-X.

29. Please confirm to us that you will consider the effect of the $50 million convertible notes for the purposes of preparing pro forma financial statements for the period ended March 31, 2007 or tell us why you do not believe this is appropriate.

30. We note that you have initially presented Esmark as the accounting acquirer in the merger transaction. We further note your disclosures on page 26 that, depending on the extent to which former stockholders of Wheeling-Pittsburgh exercise their Put Rights and Purchase Rights, the current Esmark shareholders will beneficially own from 45% to 81% of the outstanding common stock of New Esmark. As a result, it appears that a situation may occur in which Wheeling-Pittsburgh may be the accounting acquirer. Please revise to include a comprehensive discussion regarding how you have initially assumed that Esmark will be the accounting acquirer. In this regard, please include a sensitivity analysis which outlines the facts and circumstances that would lead to Wheeling-Pittsburgh becoming the accounting acquirer. In addition, please tell us what consideration you have given to including an additional set of pro forma financials in which Wheeling-Pittsburgh is presented as the accounting acquirer.

31. Please tell us what consideration you have given to including the value of the Purchase Rights available to Wheeling-Pittsburgh shareholders in your estimated purchase price.

32.   Please revise to disclose what consideration you have given to the value of the outstanding options to purchase Wheeling-Pittsburgh common stock and stock units outstanding under Wheeling-Pittsburgh's management stock incentive plan in estimating your purchase price. Reference paragraphs 53 and 54 of SFAS 123 (R).

33.   Please disclose the main factors that led to the fair value of the Wheeling-Pittsburgh net assets being greater than the book value.

34.   Please disclose how you have estimated the additional depreciation and amortization expense on property, plant and equipment.

35.   Please disclose how you have estimated the reduction of interest expense.

The Agreement, page 114

Representations and Warranties, page 121

36.   We note your statements in the first and second paragraph. The merger agreement is a publicly filed document. Please revise to remove the implication that the agreement and the summaries thereof do not constitute public disclosure of factual information. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

37.   We note your disclaimer in the first paragraph that investors should not rely on the representations and warranties in the merger agreement as characterizations of facts. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please revise the disclaimer and acknowledge that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

VEBA and FMA Stockholders Registration Rights Agreement, page 160

38.   We note there are registration rights agreements with WesBanco Bank, Inc. and FMA Stockholders. Please disclose how EITF 05-4 was considered and clarify which view, presented in Issue Summary No. 1 for the June 15-16, 2005 Meeting, was adopted. In addition, please include a comprehensive discussion of how you have considered FASB Staff Position No. EITF 00-19-2 in determining whether these arrangements should be separately recognized and measured in accordance with FAS 5.

Incorporation by Reference, page 168

39.   Please revise the second paragraph to indicate the correct file number for the documents
       you intend to incorporate by reference.

40.   Please remove the language in the first sentence of the third paragraph that qualifies
       statements you make in the proxy statement/prospectus by reference to information
       outside of the proxy statement/prospectus. Rule 411(a) permits this type of qualification
       only where contemplated by the form.

Esmark Consolidated Financial Statements

General

41.   Please update your financial statements and related disclosures to include the period
       ended March 31, 2007.

Note A. Significant Accounting Policies

Company Formation, page F-6

42.   We note that the transactions which occurred on November 8, 2004 created a change in
       control and resulted in the net assets contributed being stepped up to fair value. Please
       revise to disclose what percentage of ownership the new investors acquired and how fair
       value of the net assets was determined.

Impact of Recently Issued Accounting Policies, page F-12

43.   Please revise your disclosure regarding FIN 48 to eliminate duplicity.

Note K. Operating Leases, page F-23

44.   Please revise to present the rent expense for the initial period from November 9, 2004
       through December 31, 2004 in thousands.

Note L. Stockholders' Equity, page F-24

45.   Please revise to disclosure how you estimated the fair value of your restricted stock
       grants.

46.   Based on your reference to "common stock incentives," it is unclear what type of award
       will be issued to employees as a result of your common stock grant agreements. Please

revise to clarify. In addition, please also disclose how you have measured the compensation expense related to these agreements.

47.   Please revise to disclose how you considered the put rights of your preferred stock in determining that the stock should be classified as permanent equity in each period presented.

Note Q. Contingencies, page F-27

48.   We note your disclosure that your litigation matters are either adequately covered by insurance or that the resulting liability, if any, will not materially affect your financial position. It is unclear to us how you have evaluated the impact of the liability on your results of operations. Please revise to clarify. In addition, we caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, if such a reasonable possibility exists, you must expand your disclosures to provide the specific disclosures as set forth in Question 2 to SAB Topic 5Y.

Item 22. Undertakings, page II-4

49.   We note you included the undertaking set forth in Item 512(g) of Regulation S-K. If you are also registering resales of common stock by persons who would be deemed to be underwriters within the meaning of Rule 145(c), please make that clear in the registration statement and include the disclosure required by Item 7 of Form S-4.

50.   Please include the undertaking required by Item 512(a) of Regulation S-K.

Signatures, page II-5

51.   Please confirm that a majority of the board of directors has signed the registration statement.

52.   Please revise the signature titles to reflect that your controller or principal accounting officer has also signed the registration statement pursuant to Instruction 1 to "Signatures" on Form S-4.

Wheeling-Pittsburgh Corporation Form 10-K for the Fiscal Year Ended December 31, 2006

Note 5. Share-Based Payments, page 61

53.   We note that your stock options are granted at a price equal to the average stock price for a five-day period ending on the date of grant. As a result, this may create a situation in which the exercise price of your options differs from the fair market price of your common stock on the date of grant. Please confirm to us that you have considered this fact pattern in determining the grant date fair value of your stock options.

Item 9A. Controls and Procedures, page 89

54.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that material information required to be included in your reports is processed, summarized and reported within the specified time periods.   Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Scott E. Westwood
        McGuireWoods LLP
        Dominion Tower
        625 Liberty Ave., Floor 23
        Pittsburgh, PA 15222